Exhibit (c)(9)
Presentation to the Special Committee of OSI Restaurant Partners, Inc. 21 May 2007

Executive Summary Transaction Overview Valuation Overview Appendix Table of Contents "Wachovia Securities" is the trade name for the corporate and investment banking services of Wachovia Corporation and its subsidiaries. Debt and equity underwriting, trading, research and sales, loan syndications agent services, and corporate finance and M&A advisory services are offered by Wachovia Capital Markets, LLC, member NASD, NYSE and SIPC. Mezzanine capital, private equity, municipal securities trading and sales, cash management, credit, international, leasing and risk management products and services are offered by various non-broker dealer subsidiaries of Wachovia Corporation.

Executive Summary

Situation Update Executive Summary OSI and Bain/Catterton executed an Agreement and Plan of Merger on November 5, 2006 (the "Agreement"), agreeing to a transaction that valued OSI's 77.8 million fully diluted shares at $40.00 per share (the "Merger"). Wachovia Securities ("Wachovia") rendered a Fairness Opinion to the Special Committee of the Board of OSI in connection with its execution of the Agreement. The Agreement was conditioned on, among other things, approval of the Merger by a majority of OSI's shareholders, excluding participating investors. Between November 6, 2006 and December 26, 2006, the Special Committee and Wachovia conducted a 50- day go-shop period. No parties submitted a proposal to acquire OSI. On April 24, 2007, Institutional Shareholder Services recommended OSI shareholders vote FOR the merger and on April 27, 2007, Glass Lewis also recommended OSI shareholders vote FOR the merger. The shareholder meeting of May 8, 2007, was rescheduled for May 15, 2007 to allow OSI to solicit additional shareholder votes. Subsequently, the scheduled May 15 shareholder meeting was rescheduled for May 22, 2007 to allow OSI to continue to solicit additional shareholder votes.

Go-Shop Period Executive Summary Active and friendly marketing process was structured so that a competing bidder would have sufficient time to complete diligence with limited economic barriers to submitting a topping bid. At the direction of the Special Committee, Wachovia had discussions with a broad universe of 18 potential buyers, including both strategic and financial sponsors. The Special Committee retained full discretion to entertain superior proposals. No buyers were excluded from the process. Two parties executed Confidentiality Agreements and received non-public diligence materials. Neither party indicated it would be interested in making a proposal to acquire the Company at a price in excess of $40.00 per share. Since the announcement on November 6, 2006, OSI has not received any additional offers.

Situation Update (Continued) Executive Summary On May 21, 2007, Bain/Catterton proposed an amendment to the Agreement to increase its price to $41.15 per share. In conjunction with the revised offer, Chris T. Sullivan, Robert D. Basham, and J. Timothy Gannon ("the Founders") would receive $40.00 per share. Bain/Catterton proposed a revision to the shareholder vote requirement such that a simple majority vote of the non-participating shareholders would be required to approve the transaction. Bain/Catterton expects to agree to the amendment with OSI as early as May 21, 2007, and execute and announce the amendment as early as May 21, 2007. The OSI shareholder vote currently scheduled for May 22, 2007 would be rescheduled to May 25, 2007. The Special Committee of OSI has requested Wachovia to opine as to whether, as of the date hereof, the consideration to be paid by Bain/Catterton pursuant to an amended Agreement is fair, from a financial point of view, to the non-participating shareholders of OSI.

OSI Stock Performance Source: Bloomberg/Capital IQ. Executive Summary OSI Daily Closing Price and Volume (November 3, 2005 - May 18, 2007) 2/14/06 - Reports adjusted 2005 EPS of $1.85 and provides 2006 adjusted EPS guidance of $1.89 - $1.98. 1/30/06 - Announces sale of interest in Paul Lee's. 7/27/06 - Reports Q2 2006 adjusted EPS of $0.40, below consensus estimates of $0.48. 10/25/06 - Announced delay of third quarter earnings release. 11/6/06: Announced sale of OSI to Bain/Catterton for $40 per share. 5/8/07: OSI shareholder vote is rescheduled to allow additional solicitation of shareholder votes. 5/14/07: OSI shareholder vote is rescheduled to allow additional solicitation of shareholder votes. Stock closes at $40.31 per share.

Transaction Overview

Significant deal terms include the following: $41.15 per share in cash. Founders would receive $40.00 per share in cash. Voting requirement of simple majority of the non- participating shareholders. Financing: $1,230 million term loan, $550 million senior notes, $790 million CMBS, and assumed debt of approximately $48 million with corresponding leverage of 7.2x adjusted debt/EBITDAR (7.0x debt/EBITDA). Financing includes $250.0 million revolver, drawn approximately $10 million at close. Buyer Group required to pre-fund a capital expenditure account with $100.0 million of equity. Revised Offer Summary Transaction Overview (1) Assumes basic share count of 75.6 million shares and funding of 12.5 million in-the-money options with weighted average exercise price of $30.01, excluding Founders' shares. (2) Shares held by Founders (Chris T. Sullivan, Robert D. Basham, and J. Timothy Gannon). Does not include foundation shares as Sullivan and Basham do not have sole voting power for such shares. (3) Assumes 3/31/2007 net debt of $137.9 million. Does not include minority interest.

Valuation Overview

Valuation Analysis Overview Our valuation analysis of OSI is based upon financial information provided by OSI management: 3/31/2007 latest twelve months financials and management projections from 2007 to 2011. Wachovia utilized the following valuation methods to evaluate OSI: Analysis of comparable publicly-traded companies; Analysis of relevant recent mergers and acquisitions; Discounted cash flow analysis; Present value of future share price analysis; Leveraged buyout analysis; and Analysis of premiums paid in recent mergers and acquisitions. Valuation Overview

In addition to the Management Plan, OSI management at the request of the Board of Directors also developed Management's Downside Case presented below. Management's Downside Case contains the following differences from the Management Plan: Lower comp store sales projections for Outback (2007 - 2011) and Carrabba's (2007 - 2008). Discontinuation of the refurbishment program and associated decreased comp store sales growth. Achievement of only 100 bps in operating efficiencies at Outback vs. 200 bps in Management Plan. Based on conversations with management and the Special Committee, it is Wachovia's understanding that the Company's performance is tracking closer to the Downside Case than the Management Plan. Source: OSI management. Note: Wachovia assumes accounting adjustments noted in the press release dated October 25, 2006 will not affect the projections presented and utilized in this presentation. (1) Adjusted for asset impairments and non-cash PEP and LTIP expense. Valuation Overview Comparison of Operating Models - Management Plan and Management's Downside Case

Comparison of Operating Models - Management Plan and Management's Downside Case Source: OSI management. Note: EBITDA adjusted for asset impairments and non-cash PEP and LTIP expense. Valuation Overview Management Plan Management's Downside Case 2007-2011 CAGR: 7.3% 2007-2011 CAGR: 6.4% 2007-2011 CAGR: 10.5% 2007-2011 CAGR: 9.9%

OSI Stock Price LTM Average: $37.73 LTM Historical Daily Stock Price Chart (Prior to November 6, 2006 Announcement) Source: CapitalIQ as of November 3, 2006. Valuation Overview 30-Day Average: $33.44 60-Day Average: $32.91 Offer: $41.15 90-Day Average: $31.73 Prior to Announcement:

Summary of Valuation Analysis ($ in millions, except per share data) Valuation Overview Note: Unaffected stock price based on closing price on November 3, 2006, one day prior to initial transaction announcement.

Comparable Company and Transaction Summary Valuation Overview Offer: 9.1x Comparable Public Companies Comparable Transactions Median: 8.1x Mean: 7.7x Offer: 9.1x Median: 9.1x Mean: 8.8x Note: Mean and median exclude Applebee's International, Inc. On February 13, 2007, APPB announced that it was exploring strategic alternatives for enhancing shareholder value, including a possible recapitalization or sale of the company. APPB's share price rose 8.6% at announcement.

Comparable Public Company Analysis ($ in millions) Prices and earnings estimates obtained from the First Call Network on May 18, 2007. Market value of equity plus net debt. Equity value determined by basic shares outstanding. Denotes a company that holds a large portion of real estate. Denotes a company that has a significant amount of franchised restaurants. Mean and median exclude Applebee's International, Inc. Note: Operating results normalized for unusual and non-recurring expenses. Includes non-cash stock based compensation expense. Valuation Overview Consensus estimate for OSI 2007P EPS of $1.69 per share. Consensus estimate for OSI 2007 to 2008 EPS growth of 14.2%.

Comparable Acquisitions ($ in millions, except per share data) Valuation Overview

Valuation Overview Discounted Cash Flow Analysis ($ in millions, except per share data) Note: Price per share calculated using fully diluted shares outstanding, which includes both vested and unvested options and restricted stock. Diluted options are calculated using the treasury stock method at the unaffected trading share price of $32.43 as of November 3, 2006. Assumptions Discount rate range based on WACC of selected peer group (as presented in the Appendix). For Management's Downside Case, the DCF analysis yields a terminal value as a percent of total of approximately 71% to 80%. Under the Management Plan, the DCF analysis yields a terminal value as a percent of total of approximately 72% to 80%. Management Plan Management's Downside Case

Present Value of Future Share Price Valuation Overview Present Value of Future Share Price

LBO Analysis Preliminary LBO analysis is based on the following assumptions: Total leverage of 7.0x 3/31/07 LTM EBITDA of $369.4 million; Adjusted leverage of 7.2x 3/31/07 LTM EBITDAR. Note: Analysis assumes all shares receive equal consideration. Note: Adjusted Leverage = (Total Debt + 8*Rent Expense)/(EBITDA + Rent Expense) (1) Assumes basic share count of 75.6 million shares and funding of 12.5 million in-the-money options with weighted average exercise price of $30.01. (2) Assumes estimated 3/31/2007 net debt of $137.9 million. Valuation Overview

Premiums Paid Analysis Median Premiums Paid Less than $10 billion and Greater than $1 billion from 1/1/02 to Present Range of 4-week Premiums Paid Less than $10 billion and Greater than $1 billion from 1/1/02 to Present Source: SDC Platinum as of May 11, 2007. Valuation Overview Note: Implied premium based on unaffected stock price at time of November 6, 2006 announcement.

Appendix

Summary Financials - Management Plan The current projections below were provided by OSI management and are referred to as the "Management Plan" throughout this presentation. Appendix Source: OSI management. Note: Wachovia assumes accounting adjustments noted in the press release dated October 25, 2006 will not affect the projections presented and utilized in this presentation nor have any material impact on historical financial results detailed herein. Note: Excludes Paul Lee's Chinese Kitchen. (1) Adjusted for asset impairments and non-cash PEP and LTIP expense. (2) Adjusted for asset impairments, PEP conversion, and gain on restaurant disposal. 2005 also adjusted for options/123R and restricted stock.

EBITDA Adjustments Detail Source: OSI management. Appendix The following adjustments and addbacks have been provided by management and are included in EBITDA. Accounting adjustments: Adjustment for accounting remediation for restatement, per OSI management. PEP Conversion: Catch up expense for the accrued liability that occurred when the PEP plan was put in place at the beginning of 2006. Ongoing PEP: Accrued annual expense from long term compensation plan for store operators. Operators accrue value in the form of phantom stock over a five year period, at the end of which the Company funds the obligation. LTIP: Estimated annual expense of long term compensation plan for concept Presidents and Vice Presidents. PEP/LTIP Plan Funding: Cash funding for PEP and LTIP expenses. Options/123R and Restricted Stock: Fiscal year 2005 pro forma to reflect estimated expense.

Weighted Average Cost of Capital Calculation Appendix